Resignation from the Board of Directors of Clean Energy Technologies, Inc.

Kam Mahdi, CEO

2990 Redhill Avenue

Costa Mesa, CA 92626

Dear Kam,

This is to inform you that I’m resigning from the board of directors of Clean Energy Technologies (CETY)

effective Friday, September 16th, 2016. Please note that I have received no compensation during my time as a Board member of CETY in cash, stock, options, benefits or any other monetary instrument.

I believe that according to the by-laws of the company, a director resignation sent to the CEO of CETY will fulfil the by-laws resignation requirement.

I greatly appreciated working along with each of the Directors and the Management of the Company to move CETY forward. I believe in the CETY business and technology and wish you all success going forward. My resignation is for personal reasons and is not a reflection of my belief in the future of the

Company.

I wish the organization continued success.

Regards,

____________________________